UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549-1004
                                    FORM 11-K

 X  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934


For the fiscal year ended December 31, 2005
                          -----------------


                  OR


    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934


For the transition period from                   to
                               ------------------   ---------------------


Commission file number 2-14960
                       -------



                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES
                 ----------------------------------------------
                            (Full title of the plan)


                           General Motors Corporation
              300 Renaissance Center, Detroit, Michigan 48265-3000
              ----------------------------------------------------
               (Name of issuer of the securities held pursuant to
                    the plan and the address of its principal
                               executive offices)



Registrant's telephone number, including area code (313)-556-5000


          Notices and communications from the
          Securities and Exchange Commission
          relative to this report should be
          forwarded to:


                                              Paul W. Schmidt
                                              Controller
                                              General Motors Corporation
                                              300 Renaissance Center
                                              Detroit, Michigan 48265-3000

FINANCIAL STATEMENTS AND EXHIBIT
--------------------------------

(a) FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE                  Page No.
    ----------------------------------------------                  --------

     General Motors Savings-Stock Purchase
      Program for Salaried Employees in the United States:
        Report of Independent Registered Public Accounting Firm        3
      Statements of Assets Available for Benefits as of
        December 31, 2005 and 2004                                     4
      Statement of Changes in Assets Available for
        Benefits for the Year Ended December 31, 2005                  5
      Notes to Financial Statements                                    6
      Supplemental Schedule, Form 5500, Schedule H, Part IV,
        Line 4i  -  Schedule of Assets (Held at End of Year)
        as of December 31, 2005                                       15

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.


(b) EXHIBIT
    -------

     Exhibit 23 - Consent of Independent Registered Public Accounting Firm




                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.



                                             General Motors Savings-Stock
                                             Purchase Program for Salaried
                                             Employees in the United States
                                             ------------------------------
                                                     (Name of plan)



Date   June 29, 2006                    By:
       ------------
                                             /s/G. Richard Wagoner, Jr.
                                             --------------------------
                                             (G. Richard Wagoner, Jr.,
                                              Chairman of the Board
                                              of Directors)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of General Motors Savings-Stock Purchase Program for Salaried Employees in the United States

We have audited the accompanying statements of assets available for benefits of General Motors Savings-Stock Purchase Program for Salaried Employees in the United States (the "Program") as of December 31, 2005 and 2004, and the related statement of changes in assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Program's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Program is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Program's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Program as of December 31, 2005 and 2004, and the changes in assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Program's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/Deloitte & Touche LLP
------------------------
DELOITTE & TOUCHE LLP
Detroit, MI
June 27, 2006

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES

                   STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 2005 AND 2004

                                                    2005           2004
                                                  -------        -------
                                                  (dollars in thousands)
ASSETS:

   Investment in General Motors Savings
     Plans Master Trust (Note D):
     Investments - at estimated fair value    $11,297,640    $12,563,086
     Loans                                        233,457        247,486

   Employee contributions receivable               13,805         15,339
   Employer contributions receivable                1,997          4,723
                                               ----------     ----------
     Total assets                              11,546,899     12,830,634
                                               ----------     ----------

ASSETS AVAILABLE FOR BENEFITS                 $11,546,899    $12,830,634
                                               ==========     ==========



Reference should be made to the Notes to Financial Statements.

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES

              STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2005 (dollars in thousands)


ADDITIONS:

   Contributions:
     Employer                                          $54,598
     Employee                                          392,723
                                                       -------

   Total additions                                     447,321

DEDUCTIONS:

   Net investment loss from General
     Motors Savings Plans Master Trust (Note D)       (213,698)
   Distributions to participants                    (1,405,213)
                                                     ---------

   Total deductions                                 (1,618,911)

NET TRANSFERS OUT (Note E)                            (112,145)
                                                     ---------

NET DECREASE                                        (1,283,735)

ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                12,830,634
                                                    ----------

   End of year                                     $11,546,899
                                                    ==========


Reference should be made to the Notes to Financial Statements.

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES

                          NOTES TO FINANCIAL STATEMENTS
                      AS OF DECEMBER 31, 2005 AND 2004 AND
                       FOR THE YEAR ENDED DECEMBER 31,2005

A. DESCRIPTION OF THE PROGRAM

   Following is a brief description of the Program that is provided for general information purposes only. Participants should refer to the Program document and prospectus for a complete description of the Program's provisions.


   GENERAL - General Motors Corporation (the "Corporation" or "GM") has established the General Motors Savings-Stock Purchase Program for Salaried Employees in the United States (the "Program"), a defined contribution plan. Eligibility is restricted to regular employees of the Corporation who have completed six months of employment and who are compensated fully or partly by salary and/or commission, but who are not represented by a labor organization (unless they are eligible through understandings reached between the Corporation and their collective bargaining representatives). Employees classified as part-time employees, regular employees, temporary assignment, flexible service employees, temporary employees, or cooperative student employees (hired prior to January 1, 1999) are eligible to participate in the Program upon the completion of six months of employment. Except for purposes of the investment of Program assets, the Investment Funds Committee of the Corporation's Board of Directors acts as the Program fiduciary and, along with various officers, employees, and committees, with authority delegated from the Program fiduciary, controls and manages the operation and administration of the Program subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). This Program is subject to the provisions of ERISA. Effective November 16, 2005, the Program was amended to specify that the Investment Funds Committee of the Board of Directors is not a Named Fiduciary, or fiduciary for any other purpose, in regards to the GM $1-2/3 Par Value Common Stock Fund. The Program is subject to the provisions of ERISA.


   PARTICIPANT CONTRIBUTIONS - An eligible participant employed by the Corporation (an "Employee") may elect to contribute to the Program as follows in accordance with provisions and within the applicable Federal limits:

   o On an after-tax basis ("Regular Savings"), up to 50% for 2005 of an Employee's eligible salary as defined in the Program.

   o On a tax-deferred basis ("Deferred Savings"), an amount of eligible salary which is the lesser of (1) $14,000 for 2005 or (2) up to 50% for 2005 of the Employee's eligible salary for a calendar year.

   o In lieu of receiving a distribution from The General Motors Enhanced Variable Pay Plan for Salaried Employees in the United States (the "Variable Pay Plan"), an Employee may elect to have the Corporation contribute, as Deferred Savings to the extent permissible under tax law, up to 100%, in 10% increments, of any such amount, which vests immediately.

   o In lieu of receiving a Flexible Compensation Payment from the Corporation, an Employee may elect to have the Corporation contribute 100% of the Flexible Compensation Payment as Deferred Savings until the tax deferral legal limit is reached and then any remaining portion of such payment will be contributed as Regular Savings to the extent permissible under tax law.

   o An employee age 50 or older, or who will attain age 50 by the end of the calendar year, and who is contributing at least 6% of their eligible monthly base salary to their account, may be eligible to make "catch-up" contributions to their account. A catch-up contribution may only be made on a "pre-tax" basis up to the annual limit ($4,000 in 2005) set forth by the Internal Revenue Service the "IRS"), and only after a tax law limit has been reached, such as the 401(k) annual contribution limit ($14,000 in 2005).

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued


   o Basic Savings as defined by the Program are Employee savings (Regular and/or Deferred Savings) up to 6% of an Employee's eligible monthly base salary. One-half of an Employee's Basic Savings up to 6% is required to be invested in GM $1-2/3 Par Value Common Stock Fund. The remainder of an Employee's contributions will be invested at the Employee's direction, in 10% increments, in any of the Program's investment options with the exception of those funds which are restricted from new contributions as described in the plan documents.

   In addition, an Employee also may elect to combine the first two contribution methods disclosed above, provided that the sum of these contributions does not total more than 50% for 2005 of eligible monthly base salary for any calendar year. The sum of all six of the above-described methods of contribution may only exceed the above percentages of eligible salary by an amount equal to the payout under the Variable Pay Plan, the Flexible Compensation Payment, and the catch-up contributions. As defined in the Program document, the Corporation's total matching contribution will be based on the Employee's Basic Savings contribution. In the first quarter 2005, the GM matching contribution was 50% of Basic Savings and from April 1, 2005 through December 31, 2005, it was reduced to 20%.


   EMPLOYER CONTRIBUTIONS - The Corporation's contributions described below are invested in the GM $1-2/3 Par Value Common Stock Fund. Once these contributions are invested in the Fund such contributions must remain invested in this fund during the period January through December 31, of the calendar year in which the contributions were made. This period is referred to as the "Required Retention Period". The Required Retention Period was eliminated effective January 1, 2006.

   o GM Matching Contributions - As defined in the Program document, the Corporation's matching contribution will be based on the Employee's Basic Savings contribution. For the first quarter in 2005, this matching contribution was 50% of eligible contributions. On April 1, 2005, the GM matching contributions were reduced to 20% until December 31, 2005. Effective January 1, 2006, the GM matching contributions were suspended for the 2006 calendar year.

   o GM 1% Benefit Contribution - An Employee hired on or after January 1, 1993 will automatically have a Corporation contribution amount equal to 1% of the Employee's eligible monthly base salary credited each pay period to such Employee's account upon attainment of eligibility. This contribution is provided because such Employee will receive different post-retirement benefit treatment from the Corporation than Employees hired prior to January 1, 1993. Such contribution will be credited to the Employee's account whether or not the Employee elects to participate in the Program.


   VESTING - Assets derived from employee contributions and related Corporation contributions and earnings thereon vest immediately on allocation to the employee's account except for employees with less than three years of credited service for whom Corporation contributions and related earnings vest on January 1 following the calendar year in which such contributions or earnings are credited. Forfeitures are used to offset future employer contributions.


   FUND EXCHANGES - Participants may exchange funds between investment options on any business day on which the New York Stock Exchange is open ("Business Day"). However, employer contributions required to be invested in the GM $1-2/3 Par Value Common Stock Fund may not be exchanged until completion of the Required Retention Period. The Required Retention Period was eliminated effective January 1, 2006.

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued


   PARTICIPANT WITHDRAWALS - A participant may withdraw Deferred Savings in their account at any time after attaining age 59-1/2. Prior to age 59-1/2, Regular Savings may be withdrawn at any time, however, Deferred Savings may only be withdrawn because of termination of employment, retirement, death, total and permanent disability, or financial hardship. Prior to receiving a withdrawal for financial hardship, a participant previously must have taken all available asset distributions, withdrawals, and loans under all applicable plans maintained by the Corporation. The amount that may be withdrawn for a financial hardship is limited as defined in the Program. The reason for a hardship distribution must conform to conditions required by the IRS. A participant who receives a hardship distribution shall have his or her contributions to the Program suspended for a period of 12 months following the distribution.


   PAYMENT OF BENEFITS - Upon termination of employment, a participant may elect to leave his or her assets in the program or take a distribution in accordance with the program provisions equal to the value of the participant's vested assets in his or her account.


   PLAN ADMINISTRATION - The Corporation pays certain costs of Program administration.


   INVESTMENT OPTIONS - The Corporation's contributions are invested in the GM $1-2/3 Par Value Common Stock Fund. One-half of an Employee's Basic Savings up to 6% is required to be invested in GM $1-2/3 Par Value Common Stock Fund. The remainder of an Employee's contributions will be invested at the Employee's direction, in 10% increments, in any of the investment options in the program of which there are approximately 70.


   DESCRIPTION OF THE COMPANY STOCK FUND:

   General Motors $1-2/3 Par Value Common Stock Fund - Under this investment option, employer and any employee contributions are invested by the Trustee primarily in General Motors common stock. Each unit represents a proportionate interest in all of the assets of the GM $1-2/3 Par Value Common Stock Fund. The number of units credited to each participant's account within an applicable plan will be determined by the amount of the participant's contributions and the purchase price of a unit in the GM $1-2/3 Par Value Common Stock Fund. The value of each participant's account is determined each Business Day by the number of units to the participant's credit, multiplied by the current unit value. The return on a participant's investment is based on the value of units, which, in turn, is determined by the market price of GM common stock, the amount of any dividends paid thereon, and by interest earned on short-term investments held in the fund.

   Each participant directs the Trustee how to vote common stock shares allocated to his or her account. The Trustee will exercise voting rights with respect to those shares for which direction has not been received by the required deadline.


   PARTICIPANT LOANS - Participants may borrow once per year from both their deferred savings and regular savings assets (excluding Corporation contributions, and earnings thereon subject to the required retention period). The amount and terms of the loans are limited under the Program. The loan interest rate will be established once each quarter at a rate equal to the prime lending rate as of the previous quarter-end established by the Wall Street Journal and will apply to all new loans issued. Loan repayments are generally made through after-tax payroll deductions and are invested in the same discretionary investment options that the participant originally selected for their savings contributions. Interest paid on a loan is credited back to the borrowing employee's account in the Program. Partial and total prepayment of loans is permitted at any time, without penalty. Loans not repaid within the loan term are deemed to be distributions from participants' accounts. Balances of participant loans were $233 million and $247 million as of December 31, 2005 and 2004, respectively.

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued


B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The significant accounting policies followed in the preparation of the accompanying financial statements are as follows:

   o The financial statements of the Program are prepared under accounting principles generally accepted in the United States of America using the accrual method of accounting.

   o Investments are stated at fair value, except for benefit-responsive investment contracts, which are stated at contract value. Fair values are calculated by reference to published market quotations, where available; where not available for certain common and collective trusts, various bases, are used in determining estimates of fair values. Contract value represents contributions and withdrawals made under the investment contracts, plus credited earnings, which are net of expenses charged to the synthetic contract.

   o  Security transactions are recorded on the trade date.

   o Investment income is recognized as earned based on the terms of the investments and the periods during which the investments are owned by the Program.

   o  Distributions to participants are recorded upon distribution.


   USE OF ESTIMATES - The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Due to the inherent uncertainty involved in making estimates, actual results could differ from those estimates.


   RISKS AND UNCERTAINTIES - The Program and master trust utilize various investment instruments including U.S. Government Securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the financial statements.


C. INVESTMENTS

   All of the investments in the Program are held in the General Motors Savings Plans Master Trust (the "Master Trust") as more fully described in Note D. The investment in the Master Trust is both participant-directed and non-participant directed.

   The synthetic guaranteed investment contracts ("Contracts") owned by the Program and held in the Master Trust are recorded at contract value and are fully benefit-responsive in accordance with the American Institute of Certified Public Accountants' Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans". The Contracts are included in the financial statements at contract value as reported to the Master Trust by the insurance company. Contract value represents contributions and withdrawals made under the contract, plus credited earnings, which are net of expenses charged to a contract. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued


   of such Contracts approximates fair value as of December 31, 2005 and 2004. Synthetic guaranteed investment contracts operate similarly to a separate account investment contract, except that the assets are placed in a trust (with ownership by the Master Trust) rather than a separate account of the contract issuer.

   The Contracts provide for prospective crediting interest rate adjustments based on the interest earnings and fair value of the underlying trust assets. The crediting interest rates are reset quarterly and the Contracts include wrappers that provide that the crediting interest rates cannot be less than zero. The crediting rate of the synthetic investment contracts as of December 31, 2005 and 2004, was approximately 5.30% and 4.79%, respectively. The wrappers are entered into by the Master Trust to stabilize the income generation of the Fund.

   The average yield for the synthetic investment contracts within the Promark Income Fund was approximately 4.7% and 4.5% for the year ending December 31, 2005 and 2004, respectively. There are no reserves against the contract value for credit risk of the contract issuer or otherwise.


D. THE MASTER TRUST

   The Corporation established the Master Trust pursuant to a trust agreement between the Corporation, and State Street Bank and Trust, as trustee of the funds, in order to permit the commingling of trust assets of several employee benefit plans for investment and administrative purposes. The assets of the Master Trust are held by State Street Bank and Trust.

   Employee benefit plans participating in the Master Trust as of December 31, 2005 include the following:

   o  General Motors Savings-Stock Purchase Program for Salaried
      Employees in the United States ("S-SPP")
   o General Motors Personal Savings Plan for Hourly-Rate Employees in the United States
   o  General Motors Income Security Plan for Hourly-Rate Employees

   Each participating employee benefit plan has an undivided interest in the net assets and changes therein of each of the Master Trust investment options in which the respective plan participates.

   The net investment income of the commingled Master Trust investment funds is allocated by the trustee to each participating plan based on that plan's interest in each commingled Master Trust investment fund, as compared with the total interest of all the participating plans, in each commingled Master Trust investment fund at the beginning of the month. For all other investment options, the net investment income is separately earned by the respective employee benefit plan, and is thus recorded separately in the accounting records of the respective plan.

   As of December 31, 2005 and 2004, the Program had approximately 57% and 59% interest in the Master Trust, respectively.

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued


   The net assets available for benefits of the Master Trust at December 31, 2005 and 2004, are summarized as follows (dollars in thousands):

   ASSETS:                                                2005         2004
                                                       -------      -------
     Investments at fair value:
      General Motors Corporation $1-2/3 par
        value common stock                          $1,408,635   $3,205,807
      Electronic Data Systems common stock              42,138       50,565
      Delphi Corporation common stock                               154,272
      News Corporation Preferred ADS                    52,867       90,707
      DIRECTV Group common stock                       214,317      369,937
      Raytheon common stock                             64,961       78,749
                                                     ---------    ---------
        Total common stock                           1,782,918    3,950,037

      Mutual funds                                   7,715,576    7,157,159
      Common and collective trusts                   3,346,582    3,263,963
      Loan funds                                       661,909      673,653
      Other                                            103,905      137,688
                                                    ----------   ----------
     Total investments at fair value                13,610,890   15,182,500

     Investments at contract value -
      Guaranteed Investment Contracts                6,628,191    6,542,452
                                                    ----------   ----------

     Total investments                              20,239,081   21,724,952

     Receivables-
      Accrued investment income                             95           81
                                                    -----------  ----------
        Total receivables                                   95           81
                                                    ----------   ----------
        Total assets                               $20,239,176  $21,725,033
                                                     =========    =========

   LIABILITIES-

     Due to broker for securities purchased              2,203        1,590
                                                    -----------  ----------
   NET ASSETS AVAILABLE FOR BENEFITS               $20,236,973  $21,723,443
                                                    ==========   ==========

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued


   The net investment loss of the Master Trust for the year ended December 31, 2005 is summarized as follows (dollars in thousands):


   Income from guaranteed investment contracts        $333,792
   Interest                                             31,773
   Dividends                                           152,276
   Net appreciation (depreciation) in fair value
     of investments:
     General Motors Corporation $1-2/3 par
       value common stock                           (1,378,802)
     Other common stock                               (188,114)
     Mutual funds                                      737,103
     Common and collective trusts                      243,497
                                                      --------
       Total net depreciation                         (586,316)
                                                      --------
   Total net investment loss                          $(68,475)
                                                      ========


E. TRANSFERS

   On April 12, 1999, the GM Board of Directors approved the complete separation of Delphi by means of a spin-off, which was completed on May 28, 1999. Prior to the spin-off, GM established the Delphi Savings-Stock Purchase Program (the "Delphi Program"), modeled after the GM Program. On May 28, 1999, for those employees who elected to do so, assets representing Delphi participants' holdings in the GM Program were transferred and reinvested under the corresponding investment options in the Delphi Program. As a result of the separation, the Delphi Program was separated from the GM Program, and is now administered by Delphi as a separate program. On a very limited basis, participants may elect to transfer their holdings between the Delphi and GM Program.


F. TERMINATION

   Although it has not expressed any intent to do so, the Corporation has the right to terminate the Program subject to the provisions of ERISA. Such Program termination, if any, would not affect a participant's interest in assets already in the Program.


G. FEDERAL INCOME TAX STATUS

   By letter dated April 3, 2000, the IRS has determined and informed the Corporation that the Program is a tax-qualified employee benefit plan, meeting the requirements of Sections 401(a), 401(k), and 4975(e)(7)of the Internal Revenue Code of 1986, as amended (the "Code"), and the Trust established thereunder was determined to be exempt from United States Federal income taxes under Section 501(a) of the Code. On June 19, 2006 the Corporation filed with the IRS a request for an updated IRS determination letter covering the recent amendments to the Program. The Program's fiduciary and tax counsel believe that the Program is designed and currently being operated in compliance with the applicable requirements of the Code, and therefore no provision for income taxes has been included in the Program's financial statements.

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Continued


H. RELATED PARTY TRANSACTIONS

   The Program and Master Trust enter into certain related party transactions. These generally include investments with trustees, fund managers, the Corporation and its subsidiaries. Such transactions are within the scope of the investment guidelines.


I. NOTABLE EVENTS

   o Effective December 15, 2005 the Delphi Common Stock fund was discontinued as an investment option under the Program, and any remaining assets in the Fund on that date were transferred to the Promark Income fund. The Program had a realized loss from the Delphi Common Stock fund of approximately $93 million.


J. SUBSEQUENT EVENTS

   o Effective January 1, 2006, the provision requiring employee and employer contributions to be invested in the GM $1-2/3 Par Value Common Stock for the Required Retention Period was eliminated. Additionally, the plan removed the Required Retention Period provision which required that GM contributions be invested in GM $1-2/3 Par Value Common Stock and remain in the Fund for the calendar year. GM contributions continue to be invested in the GM $1-2/3 Par Value Common Stock, however, Participants may exchange out of this Fund into any of the available investment options in the Program at any time.

   o Effective January 1, 2006, the Program's employer matching contribution was suspended. This change will not impact the 1% Benefit Contribution. GM's matching contributions continue to be subject to change at GM's discretion.

   o Effective January 1, 2006, the definition of acceptable reasons for Financial Hardship has been expanded by the Internal Revenue Service to include covered expenses for (1) funeral expenses for deceased parents, spouses, children, or dependents and (2) for repairs to a principal residence due to casualty loss (as provided under IRS regulations).

   o Effective February 7, 2006, the GM Board of Directors reduced the quarterly dividend on GM $1-2/3 Par Value Common Stock by 50% from its prior level of 50 cents per quarter, or $2 per year, to 25 cents per quarter, or $1 per year.

   o Effective July 1, 2006, all eligible salaried employees will have the opportunity to participate in the S-SPP Roth savings feature. The S-SPP Roth savings feature will allow participants to contribute after-tax dollars and make tax-free withdrawals including all Roth contributions and earnings thereon, if certain provisions are met. As a result of the S-SPP Roth savings feature, employees will have an additional choice on how their contributions should be allocated to their S-SPP account.

   o Effective January 1, 2007, the Corporation will reinstate the GM matching contributions at 50% for each dollar an employee contributes up to 4% of Eligible Base Salary. The definition of "Basic Savings" will be modified to include Employee savings (Regular and/or Deferred savings) up to 4% (reduced from 6%) of an Employee's eligible monthly base salary.


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

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES
                    NOTES TO FINANCIAL STATEMENTS - Concluded


   o Effective January 1, 2007, for employees with a length of service date on or after January 1, 2001, the Corporation will automatically contribute an amount equal to 4% of eligible base salary to the S-SPP on a semi-monthly basis. This contribution will be made regardless of whether the employee is voluntarily contributing to the S-SPP. This contribution will be called the 4% GM Retirement Contribution.


   o Effective March 30, 2007, the following four RESTRICTED FUNDS will be removed as investment options from the S-SPP. Any assets in these RESTRICTED FUNDS as of March 30, 2007 will be transferred automatically to the Promark Income Fund.

      o DIRECTV Group Common Stock Fund
      o News Corporation Non-Voting Common Stock Fund
      o Electronic Data Systems Corporation Common Stock Fund
      o Raytheon Company Common Stock Fund

                  GENERAL MOTORS SAVINGS-STOCK PURCHASE PROGRAM
                   FOR SALARIED EMPLOYEES IN THE UNITED STATES

           Form 5500, SCHEDULE H, Part IV, Line 4i- Schedule of Assets (Held at End of Year) DECEMBER 31, 2005 (dollars in thousands)

   Identity of Issuer, Borrower, Lessor or Similar Party      Current Value

    * Participant loans, maturing through
      December 31, 2010 with rates ranging
      from 4.0% and 9.5%                                          $233,457
                                                                   =======

*  Denotes parties-in-interest

























                                       15